Exhibit 99.1

NEWS RELEASE

Toronto, November 7, 2022

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Q3 Results

On-Track to Meet Full Year Guidance

“Our diversified portfolio performed well in the quarter with declines in precious metal prices partially offset by strong oil and gas prices”, stated Paul Brink, CEO. “Cobre Panama’s record production for the quarter is not fully reflected in our Q3 GEO sales due to timing of shipments. Franco-Nevada has record GEOs, revenue, net income, Adjusted Net Income and Adjusted EBITDA for the three quarters through September 30, 2022 and is on-track to meet full year guidance. The weaker gold price environment has led to an increase in demand for royalty and stream financing. We are pleased to have acquired a royalty on Argonaut’s Magino project in Ontario that is currently under construction and our business development group remains very active.”

		Q3 2022		YTD 2022
	Q3 results	vs	YTD results	vs
		Q3 2021		YTD 2021
Total GEOs[1] sold (including Energy)	176,408 GEOs	-1%	546,074 GEOs	+0%
Precious Metal GEOs[1] sold	120,542 GEOs	-6%	380,743 GEOs	-9%
Revenue	$304.2 million	-4%	$995.3 million	+2%
Net income	$157.1 million ($0.82/share)	-5%	$535.6 million ($2.80/share)	+4%
Adjusted Net Income[2]	$159.7 million ($0.83/share)	-4%	$532.7 million ($2.78/share)	+5%
Adjusted EBITDA[2]	$256.7 million ($1.34/share)	-5%	$844.5 million ($4.41/share)	+3%
Margin[2]	84.4%	-1.1%	84.8%	+0.3%

Strong Financial Position

●	Earned record GEOs, revenue, net income, Adjusted Net Income and Adjusted EBITDA YTD in 2022
●	No debt and $2.0 billion in available capital as at September 30, 2022
●	Generated $232.3 million in operating cash flow for the quarter
●	Quarterly dividend of $0.32/share

Sector-Leading ESG

●	Ranked #1 gold company by Sustainalytics, AA by MSCI and Prime by ISS ESG
●	Named on the Corporate Knights’ 2022 list of the Best 50 Corporate Citizens in Canada
●	Committed to the World Gold Council’s “Responsible Gold Mining Principles”
●	Partnering with our operators on community and ESG initiatives
●	Goal of 40% diverse representation at the Board and top leadership levels as a group by 2025

Diverse, Long-Life Portfolio

●	Most diverse royalty and streaming portfolio by asset, operator and country
●	Core assets outperforming since time of acquisition
●	Long-life reserves and resources

Growth and Optionality

●	Acquisitions, mine expansions and new mines driving future growth
●	Long-term optionality in gold, copper and nickel and to some of the world’s great mineral endowments
●	Strong pipeline of precious metal opportunities

Quarterly revenue and GEOs sold by commodity
	Q3 2022		Q3 2021
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold	96,628	$166.6	94,829	$169.2
Silver	17,883	30.3	23,405	41.4
PGMs	6,031	9.8	9,458	16.9
	120,542	$206.7	127,692	$227.5
DIVERSIFIED
Iron ore	6,311	$10.8	17,933	$32.2
Other mining assets	1,574	2.9	870	1.5
Oil	20,930	36.6	15,714	27.9
Gas	23,516	40.9	11,982	21.2
NGL	3,535	6.3	3,387	6.0
	55,866	$97.5	49,886	$88.8
	176,408	$304.2	177,578	$316.3

Year-to-date revenue and GEOs sold by commodity
	YTD 2022		YTD 2021
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold	299,173	$544.9	310,898	$554.1
Silver	58,740	107.2	75,755	134.1
PGMs	22,830	41.2	32,946	58.4
	380,743	$693.3	419,599	$746.6
DIVERSIFIED
Iron ore	24,573	$44.7	41,148	$74.1
Other mining assets	3,459	6.4	2,180	4.1
Oil	66,448	121.8	44,298	79.1
Gas	59,597	108.3	30,116	53.5
NGL	11,254	20.8	8,353	14.9
	165,331	$302.0	126,095	$225.7
	546,074	$995.3	545,694	$972.3

In Q3 2022, we earned $304.2 million in revenue, down 3.8% from Q3 2021. The decrease was driven by lower revenue from our Precious Metal and Iron Ore assets reflecting lower metal prices, largely offset by higher revenue from our Energy assets due to realized oil and gas prices. Precious Metal revenue accounted for 67.9% of our revenue (54.7% gold, 10.0% silver, 3.2% PGM). Revenue was sourced 90.1% from the Americas (27.7% South America, 20.2% Central America & Mexico, 26.1% U.S. and 16.1% Canada).

Environmental, Social and Governance (ESG) Updates

During the quarter, we expanded the Franco-Nevada Diversity Scholarship program by awarding four new tuition scholarships to diverse mining engineering students attending McGill, UofT and Queens. As part of the Magino transaction, we committed to $225,000 of environmental and community-support programs over three years. We continue to rank highly with leading ESG rating agencies.

Portfolio Additions

●	Financing Package with Argonaut Gold on the Magino Gold Project: On October 27, 2022, we acquired a 2% NSR on Argonaut Gold Inc.’s (“Argonaut”) construction-stage Magino gold project located in Ontario, Canada, for a purchase price of $52.5 million. We also completed a private placement with Argonaut of $10.0 million (C$13.6 million). Argonaut reported that the construction of the project is approximately 70% complete as at September 30, 2022, with first gold pour expected in April 2023.
●	Financing Package with Westhaven Gold Corp. on Spences Bridge Gold Belt Claims: On October 6, 2022, we acquired a 2% NSR on all of Westhaven Gold Corp.’s (“Westhaven”) claims across the Spences Bridge Gold Belt in Southern British Columbia, Canada, for $6.0 million and an existing 2.5% NSR from Westhaven on adjoining properties currently owned by Talisker Resources Ltd. for a purchase price of $0.75 million. In addition, we also subscribed for $0.73 million (C$1.0 million) of Westhaven’s common shares.

●	Financing Package with G Mining Ventures on the Tocantinzinho Gold Project: As previously announced on July 18, 2022, we acquired, through our wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”), a gold stream with reference to production from the Tocantinzinho project, owned by G Mining Ventures Corp. (“G Mining Ventures”) and located in Pará State, Brazil (the “Stream”). FNBC will provide a deposit of $250 million. Additionally, through one of our wholly-owned subsidiaries, we agreed to provide G Mining Ventures with a $75.0 million secured term loan (the “Term Loan”). We also subscribed for $27.5 million (C$35.8 million) of G Mining Ventures’ common shares.

Board Update

Franco-Nevada is pleased to announce that Jacques Perron has joined the board, effective today. Mr. Perron has over 35 years of experience in the mining industry and has extensive technical and operations experience. He currently serves as a director of Centerra Gold Inc. Previously, Mr. Perron was President and Chief Executive Officer at a number of mining companies including Pretium Resources, Thompson Creek Metals Company Inc. and St Andrew Goldfields Ltd. and has held senior executive roles at a number of other mining companies prior thereto. Mr. Perron has a Bachelor of Science degree in Mining Engineering from l’École Polytechnique de Montréal.

Q3 2022 Portfolio Updates

Precious Metal assets: GEOs sold from our Precious Metal assets were 120,542, compared to 127,692 GEOs in Q3 2021. Higher contributions from Candelaria, Tasiast and Sudbury were more than offset by lower deliveries from Cobre Panama, Stillwater, Antamina and Guadalupe-Palmarejo.

South America:

●	Candelaria (gold and silver stream) – GEOs delivered and sold in Q3 2022 were higher than in Q3 2021 due to higher head grades. Lundin Mining reported that following the detection of a sinkhole on July 30, 2022, operations at the Alcaparrosa mine, which is part of the Candelaria operations, remain suspended. Lundin expects the suspension of operations to reduce Candelaria’s copper production by 2%.
●	Antapaccay (gold and silver stream) – GEOs delivered and sold were consistent in Q3 2022 compared to Q3 2021 due to the timing of shipments. For the first nine months of 2022, copper production at Antapaccay was lower than in the same period in 2021 due to anticipated lower grades and a temporarily elevated strip ratio which is expected to improve during 2023.
●	Antamina (22.5% silver stream) – GEOs delivered and sold were lower in Q3 2022 compared to Q3 2021. As expected, silver ounces sold decreased in the current quarter compared to the prior year period where silver production was particularly strong. In addition, the decrease in GEOs reflects a less favourable silver to gold GEO conversion ratio when compared to the 2021 period.
●	Salares Norte (1-2% royalty) – Gold Fields reported total project completion for the construction of Salares Norte of 82% at the end of September 2022. First production, which has been expected at the end of March 2023, may be marginally delayed by a few months as construction has been impacted by COVID and severe weather.
●	Tocantinzinho (gold stream) – In September 2022, G Mining Ventures announced that its board of directors made a formal decision to proceed with the construction of the Tocantinzinho gold project and that it had received extension for key installation licenses. First gold production is expected in H2 2024 with the first full year of production in 2025. Franco-Nevada currently anticipates that funding for its recently acquired stream of $250 million will commence in H1 2023.
●	Cascabel (1% royalty) – In October 2022, SolGold and Cornerstone Capital Resources announced a friendly merger, consolidating the ownership of the Cascabel project under one combined entity. Prior to the agreement, the Cascabel project was owned by SolGold and Cornerstone on an 80%/20% basis, respectively.
●	Cerro Moro (2% royalty) – Yamana advanced ore sorting testing and plans for a phased plant expansion to increase production up to 200,000 gold equivalent ounces from the current ten-year outlook of 150,000-160,000 gold equivalent ounces per year.

Central America & Mexico:

●	Cobre Panama (gold and silver stream) – First Quantum reported record quarterly copper production of 92,000 tonnes and mill throughput of 22.4 million tonnes in Q3 2022. Copper production guidance for 2022 has been narrowed from 330,000 – 360,000 tonnes to 340,000 – 350,000 tonnes. Franco-Nevada received and sold fewer GEOs than in Q3 2021 due to the timing of shipments.
●	Guadalupe-Palmarejo (50% gold stream) – GEOs sold from Guadalupe-Palmarejo decreased in Q3 2022 compared to the same quarter in 2021 due to a lower proportion of production being sourced from ground covered by our stream.

U.S.:

●	Stillwater (5% royalty) – GEOs from Stillwater decreased compared to Q3 2021 due to lower realized palladium and platinum prices and PGM production. In August 2022, Sibanye-Stillwater announced a revised mine plan prompted by various operational constraints and changing market conditions, reducing production growth to 700,000 PGM ounces by 2027, down from 850,000 PGM ounces previously expected. Production in Q3 2022 at the East Boulder operation was also impacted by a Mine Health and Safety Administration stop order from September 18, 2022.
●	Copper World/East Pit (Rosemont) (2.085% royalty) – Hudbay is prioritizing the completion of the pre-feasibility study, state level permits, bulk sampling program and a minority joint venture partner process in 2023 and deferred the definitive feasibility study to 2024. Hudbay also submitted remaining state permit applications for Phase I in September and October 2022.
●	Stibnite Gold (1.7% royalty) – Perpetua Resources announced that the U.S. Forest Service released the Supplemental Draft Environmental Impact Statement for public comment in October 2022, with comments due in January 2023.

Canada:

●	Detour Lake (2% royalty) – In October 2022, Agnico Eagle reported that improvements to increase mill throughput to 28 million tonnes per year (“mtpa”) continue to advance as planned, achieving daily average throughput equivalent to 28 mtpa for the month of September 2022. Agnico Eagle completed a technical evaluation which extended the expected mine life of Detour by 10 years to 2052 and is also evaluating the potential to expand operations to 32 mtpa, develop an underground mining operation and increase production to 1.0 million ounces or more per year.
●	Hemlo (3% royalty & 50% NPI) – Revenue from our Hemlo royalties was higher than in Q3 2021 reflecting an increase in production on royalty lands. Barrick reported that it expects Hemlo to be below its 2022 guidance range of 160,000 to 180,000 ounces following lower production in Q3 2022 driven by lower ore grades mined and processed, as well as an impact to productivity from a temporary water inflow that occurred in late Q2 2022.
●	Brucejack (1.2% royalty) – Newcrest Mining announced on October 24, 2022, that it had suspended operations at the Brucejack mine due to a fatality. An investigation into the incident is currently underway.
●	Kirkland Lake (1.5-5.5% royalty & 20% NPI) – Agnico Eagle reported that the focus at Macassa remains on completing Shaft #4 infrastructure, with commissioning expected to commence in December 2022 and completion in the first quarter of 2023. The extension of the ramp from Macassa to the Amalgamated Kirkland (“AK”) deposit is now completed, with two underground drills operating in the ramp. Agnico Eagle believes ore could be sourced from AK for the Macassa mill in early 2024. Franco-Nevada has multiple royalties at Macassa that include AK.
●	Canadian Malartic (1.5% royalty) – Agnico Eagle reported that the Odyssey underground project, which is expected to extend the life of the complex to at least 2039, is progressing on schedule and on budget, with shaft sinking activities expected to commence in January 2023 and initial pre-commercial production in March 2023.
●	Island Gold (0.62% royalty) – Alamos Gold reported construction activities on the Phase 3+ Expansion have increased, with pre-sinking of the shaft having started in August 2022. The Phase 3+ Expansion is expected to more than double gold production to an average of 287,000 ounces per year starting in 2026.
●	Greenstone (Hardrock) (3% royalty) – Equinox Gold reported that construction of the project is on schedule and budget, with the Greenstone project 57% complete as of the end of October 2022 and first gold pour expected in H1 2024.
●	Valentine Lake (2% royalty) – Marathon Gold reported that early works commenced in October 2022, following the project’s release from environmental assessment in both the province of Newfoundland and Labrador and federally. Marathon Gold anticipates first ore to the mill at the end of 2024 and, first gold production early 2025 with production ramping-up during the first quarter of 2025.
●	Ring of Fire (1-3% royalties) – Exploration activities resumed at the Eagle’s Nest project, with drilling to finalize infrastructure planning for the mine’s development, a diamond drilling program, geological surveys and collection of soil samples. Noront Resources was renamed Ring of Fire Metals following its acquisition by Wyloo Metals in May 2022.
●	Eskay Creek (1% royalty) – Skeena Resources released a feasibility study for the Eskay Creek project, outlining average annual production of 431,000 gold equivalent ounces for years 1 to 5 and total life of mine production of 3.2 million gold equivalent ounces. Skeena also announced drilling results for the 23 Zone and 21A West Zone, along with additional results indicating a new discovery that extends the Eskay Creek Rift north and west of the current defined resources for the project.

Rest of World:

●	Tasiast (2% royalty) – Kinross reported that the process plant averaged 21,000 tonnes per day during June and July 2022 and that the second phase of the Tasiast 24k project, which aims to reach throughput of 24,000 tonnes per day by mid-2023, is continuing to progress on schedule.

●	Séguéla (1.2% royalty) – Fortuna Silver Mines reported that construction activities are progressing on time and on budget with the overall project 83% complete as of the end of October 2022, with the first gold pour expected in mid-2023.

Diversified assets: Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $97.5 million in revenue, up from $88.8 million in Q3 2021. The increase is primarily due to higher realized oil and gas prices relating to our Energy assets.

Iron Ore:

●	Vale Royalty (iron ore royalty) – Revenue from the Vale royalty decreased compared to Q3 2021 due to lower iron ore prices and attributable sales. In addition, royalty payments relating to the six-month period ended June 30, 2022 were lower than had been estimated by Franco-Nevada in its H1 2022 accruals with the adjustment reflected in the current quarter.
●	LIORC – LIORC declared a cash dividend of C$1.00 per common share, reflecting lower iron ore prices, compared to C$2.10 per common share in Q3 2021. Iron Ore Company of Canada reported significant capital expenditures to upgrade existing infrastructure at the Carol Lake mine.

Energy:

●	Marcellus (1% royalty) – Revenue from the Marcellus asset increased compared to Q3 2021. Revenues benefited from significantly higher NGL and natural gas prices, partly offsetting a slight decrease in production.
●	Haynesville (various royalty rates) – Revenue from the Haynesville portfolio increased compared to Q3 2021, reflecting current high NGL and natural gas prices.
●	SCOOP/STACK (various royalty rates) – Revenue from the SCOOP/STACK increased compared to Q3 2021 due to higher prices and increased production from our interests earned through the Royalty Acquisition Venture with Continental Resources. In October 2022, Continental Resources announced it had entered into a definitive agreement to be acquired by an entity owned by the family of Harold G. Hamm, Continental Resources’ founder. The transaction is currently expected to close prior to December 31, 2022 and does not directly impact our Royalty Acquisition Venture with Continental.
●	Permian Basin (various royalty rates) – Revenue from the Permian Basin increased compared to Q3 2021. The increase in revenue in the current period reflects higher realized prices.
●	Weyburn (NRI, ORR, WI) – Revenue from the Weyburn Unit was significantly higher compared to Q3 2021, reflecting the increase in commodity prices which more than offset higher operating and capital expenditures.

Dividend Declaration

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of US$0.32 per share. The dividend will be paid on December 22, 2022 to shareholders of record on December 8, 2022 (the “Record Date”). The Canadian dollar equivalent is to be determined based on the daily average rate posted by the Bank of Canada on the Record Date. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (the “DRIP”). Participation in the DRIP is optional. The Company will issue additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment. Non-Canadian and non-U.S. shareholders may potentially participate in the DRIP, subject to the satisfaction of certain conditions. Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This press release is not an offer to sell or a solicitation of an offer for securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information

The complete unaudited Condensed Consolidated Financial Statements and Management’s Discussion and Analysis can be found on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call this morning, Monday, November 7, 2022 at 10:00 a.m. Eastern Time to review Franco-Nevada’s Q3 2022 results.

Interested investors are invited to participate as follows:

●	Via Conference Call: Toll-Free: (888) 390-0546; International: (416) 764-8688

●	Conference Call Replay until November 14, 2022: Toll-Free (888) 390-0541; International (416) 764-8677; Code 962590 #
●	Webcast: A live audio webcast will be accessible at www.franco-nevada.com

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
(416) 306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the CRA, the expected exposure for current and future assessments and available remedies, and the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project. In addition, statements relating to reserves and resources, gold equivalent ounces (“GEOs”) and mine life are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources, GEOs or mine life will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

ENDNOTES:

1	GEOs: Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. GEOs for comparative periods have been recalculated to conform with the current presentation. GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For Q3 2022, the average commodity prices were as follows: $1,728/oz gold (Q3 2021 - $1,789), $19.22/oz silver (Q3 2021 - $24.36), $886/oz platinum (Q3 2021 - $1,024) and $2,074/oz palladium (Q3 2021 - $2,459), $105/t Fe 62% CFR China (Q3 2021 - $191), $91.56/bbl WTI oil (Q3 2021 - $70.52) and $7.91/mcf Henry Hub natural gas (Q3 2021 - $4.32). For YTD 2022 prices, the average commodity prices were as follows: $1,825/oz gold (YTD 2021 - $1,801), $21.94/oz silver (YTD 2021 - $25.78), $958/oz platinum (YTD 2021 - $1,122) and $2,163/oz palladium (YTD 2021 - $2,551), $129/t Fe 62% CFR China (YTD 2021 - $205), $98.09/bbl WTI oil (YTD 2021 - $64.82) and $6.65/mcf Henry Hub natural gas (YTD 2021 - $3.34).
2	NON-GAAP FINANCIAL MEASURES: Adjusted Net Income and Adjusted Net Income per share, Adjusted EBITDA and Adjusted EBIDA per share, and Margin are non-GAAP financial measures with no standardized meaning under International Financial Reporting Standards (“IFRS”) and might not be comparable to similar financial measures disclosed by other issuers. For a quantitative reconciliation of each non-GAAP financial measure to the most directly comparable IFRS financial measure, refer to the following tables. Further information relating to these Non-GAAP financial measures is incorporated by reference from the “Non-GAAP Financial Measures” section of Franco-Nevada’s MD&A for the three and nine months ended September 30, 2022 dated November 7, 2022 filed with the Canadian securities regulatory authorities on SEDAR available at www.sedar.com and with the U.S. Securities and Exchange Commission available on EDGAR at www.sec.gov.
●	Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which exclude the following from net income and earnings per share (“EPS”): impairment charges and reversal related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; unusual non-recurring items; and the impact of income taxes on these items.
●	Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses and finance income; depletion and depreciation; non-cash costs of sales; impairment charges and reversals related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; and unusual non-recurring items.
●	Margin is a non-GAAP financial measure which is defined by the Company as Adjusted EBITDA divided by revenue.

Reconciliation of Non-GAAP Financial Measures:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2022	2021	2022	2021
Net income	$157.1	$166.0	$535.6	$512.8
Impairment and charges	—	—	—	7.5
Foreign exchange loss (gain) and other (income) expenses	2.3	0.4	(3.5)	1.7
Finance income related to repayment of Noront loan	—	—	(2.2)	—
Tax effect of adjustments	0.3	(0.4)	2.8	(1.9)
Other tax related adjustments:
Recognition of previously unrecognized deferred tax assets	—	(0.4)	—	(11.0)
Adjusted Net Income	$159.7	$165.6	$532.7	$509.1
Basic weighted average shares outstanding	191.6	191.1	191.5	191.0
Adjusted Net Income per share	$0.83	$0.87	$2.78	$2.67

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2022	2021	2022	2021
Net income	$157.1	$166.0	$535.6	$512.8
Income tax expense	30.4	30.2	103.1	79.4
Finance expenses	0.8	0.8	2.5	2.7
Finance income	(2.4)	(0.6)	(5.9)	(3.0)
Depletion and depreciation	68.5	73.0	212.7	221.4
Impairment charges	—	—	—	7.5
Foreign exchange loss (gain) and other (income) expenses	2.3	0.4	(3.5)	1.7
Adjusted EBITDA	$256.7	$269.8	$844.5	$822.5
Basic weighted average shares outstanding	191.6	191.1	191.5	191.0
Adjusted EBITDA per share	$1.34	$1.41	$4.41	$4.31

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except Margin)	2022	2021	2022	2021
Adjusted EBITDA	$256.7	$269.8	$844.5	$822.5
Revenue	304.2	316.3	995.3	972.3
Margin	84.4%	85.3%	84.8%	84.6%

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	At September 30,	At December 31,
	2022	2021

ASSETS
Cash and cash equivalents (Note 4)	$1,057.4	$539.3
Receivables	150.0	119.8
Loan receivable (Note 5)	—	39.7
Prepaid expenses and other (Note 6)	55.8	52.6
Current assets	$1,263.2	$751.4

Royalty, stream and working interests, net (Note 7)	$4,864.7	$5,149.3
Investments (Note 5)	225.7	235.9
Deferred income tax assets	41.4	49.4
Other assets (Note 8)	48.7	23.9
Total assets	$6,443.7	$6,209.9

LIABILITIES
Accounts payable and accrued liabilities	$40.0	$33.6
Current income tax liabilities	11.9	9.6
Current liabilities	$51.9	$43.2

Deferred income tax liabilities	$135.1	$135.4
Other liabilities	5.3	6.1
Total liabilities	$192.3	$184.7

SHAREHOLDERS’ EQUITY
Share capital (Note 16)	$5,669.8	$5,628.5
Contributed surplus	19.6	16.1
Retained earnings	836.9	484.9
Accumulated other comprehensive loss	(274.9)	(104.3)
Total shareholders’ equity	$6,251.4	$6,025.2

Total liabilities and shareholders’ equity	$6,443.7	$6,209.9

The condensed consolidated financial statements and accompanying notes can be found in our Q3 2022 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Revenue (Note 10)	$304.2	$316.3	$995.3	$972.3

Costs of sales
Costs of sales (Note 11)	$42.0	$42.0	$131.1	$129.9
Depletion and depreciation	68.5	73.0	212.7	221.4
Total costs of sales	$110.5	$115.0	$343.8	$351.3
Gross profit	$193.7	$201.3	$651.5	$621.0

Other operating expenses (income)
General and administrative expenses	$4.7	$4.8	$16.1	$14.4
Share-based compensation expenses (Note 12)	0.4	(0.2)	4.7	6.8
Impairment charges	—	—	—	7.5
Loss (gain) on sale of gold bullion	0.4	(0.1)	(1.1)	(1.3)
Total other operating expenses	$5.5	$4.5	$19.7	$27.4
Operating income	$188.2	$196.8	$631.8	$593.6
Foreign exchange (loss) gain and other income (expenses)	$(2.3)	$(0.4)	$3.5	$(1.7)
Income before finance items and income taxes	$185.9	$196.4	$635.3	$591.9

Finance items (Note 14)
Finance income	$2.4	$0.6	$5.9	$3.0
Finance expenses	(0.8)	(0.8)	(2.5)	(2.7)
Net income before income taxes	$187.5	$196.2	$638.7	$592.2

Income tax expense (Note 15)	30.4	30.2	103.1	79.4
Net income	$157.1	$166.0	$535.6	$512.8

Other comprehensive (loss) income, net of taxes

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$(83.4)	$(38.0)	$(110.4)	$(10.9)

Items that will not be reclassified subsequently to profit and loss:
(Loss) gain on changes in the fair value of equity investments at fair value through other comprehensive income ("FVTOCI"),
net of income tax (Note 5)	(2.5)	(53.5)	(59.6)	11.8
Other comprehensive (loss) income, net of taxes	$(85.9)	$(91.5)	$(170.0)	$0.9

Comprehensive income	$71.2	$74.5	$365.6	$513.7

Earnings per share (Note 17)
Basic	$0.82	$0.87	$2.80	$2.68
Diluted	$0.82	$0.87	$2.79	$2.68
Weighted average number of shares outstanding (Note 17)
Basic	191.6	191.1	191.5	191.0
Diluted	191.9	191.5	191.9	191.4

The condensed consolidated financial statements and accompanying notes can be found in our Q3 2022 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	For the nine months ended
	September 30,
	2022	2021
Cash flows from operating activities
Net income	$535.6	$512.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	212.7	221.4
Share-based compensation expenses	4.6	4.5
Impairment charges	—	7.5
Unrealized foreign exchange loss	1.4	0.4
Deferred income tax expense	22.2	10.2
Other non-cash items	(4.4)	(2.7)
Acquisition of gold bullion	(34.7)	(34.1)
Proceeds from sale of gold bullion	36.1	21.2
Changes in other assets	(26.7)	(5.6)
Operating cash flows before changes in non-cash working capital	$746.8	$735.6
Changes in non-cash working capital:
Increase in receivables	$(30.2)	$(54.4)
Increase in prepaid expenses and other	(3.7)	(3.4)
Increase (decrease) in current liabilities	7.3	(1.4)
Net cash provided by operating activities	$720.2	$676.4

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(15.3)	$(740.2)
Acquisition of investments	(75.2)	—
Acquisition of energy well equipment	(1.2)	(1.1)
Proceeds from repayment of loan receivable	42.7	—
Proceeds from sale of investments	1.7	12.7
Net cash used in investing activities	$(47.3)	$(728.6)

Cash flows used in financing activities
Payment of dividends	$(149.6)	$(133.4)
Proceeds from draw of revolving credit facilities	—	150.0
Repayment of revolving credit facilities	—	(150.0)
Credit facility amendment costs	(0.9)	(1.0)
Proceeds from exercise of stock options	5.2	0.3
Net cash used in financing activities	$(145.3)	$(134.1)
Effect of exchange rate changes on cash and cash equivalents	$(9.5)	$(1.2)
Net change in cash and cash equivalents	$518.1	$(187.5)
Cash and cash equivalents at beginning of period	$539.3	$534.2
Cash and cash equivalents at end of period	$1,057.4	$346.7

Supplemental cash flow information:
Dividend income received	$15.1	$24.4
Interest and standby fees paid	$1.8	$1.8
Income taxes paid	$80.3	$71.6

The condensed consolidated financial statements and accompanying notes can be found in our Q3 2022 Quarterly Report available on our website